Cane Clark llp				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

January 11, 2006

Via Fax & U.S. Mail

Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Davi Skin, Inc. (the “Company”)
Form 8-K Item 4.01
Filed January 9, 2006
File No. 001-14297

Dear Mr. Rohn:

We write on behalf of Davi Skin, Inc. in response to Staff’s letter of January 9, 2006 by Mr. Ryan Rohn, Staff Accountant of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K Item 4.01 (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly. We note the disclosure in your Exhibit 16 that your former accountants reported on the years ended December 31, 2004 and 2003.

In response to this comment, the Company provided the disclosure as requested.

2. We note your disclosure that there were no disagreements with your former accountant from inception through the interim period ended January 1, 2006. Revise your filing to disclose, if true, that there were no disagreements with your former accountant during the two most recent fiscal years (disclose specific years) and through the actual date of change (interim period). In addition, revise your disclosure, if true, that the former accountants did not advise the Company with any of the matters described in paragraphs (a)(1)(iv)(b) of Item 304 over a similar period. Refer to Item 304 (a)(1) of Regulation S-B.

In response to this comment, the Company provided the disclosure as requested.

3, To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

In response to this comment, the Company filed an updated exhibit 16.1 letter as requested.

Sincerely,

CANE CLARK LLP

/s/ Kyleen Cane
Kyleen Cane, Esq.

KEC/SPD